SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GASPETRO and White Martins announce a joint venture for the distribution of LNG

( Rio de Janeiro , February 16, 2004 ). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that GASPETRO a controlled company has signed a contract with White Martins for establishing a joint venture named GNL Gemini to sell a new product in Brazil: LNG (Liquefied Natural Gas).

The purpose is to supply regions not currently serviced by gas pipelines . The project is based on technology completely new in Brazil and involves an initial investment of US$ 38 million for the installation of an LNG plant in Paulínia (state of São Paulo ). From this amount US$ 25 million will be invested by White Martins to build the liquefaction plant. The plant will be built 100% by White Martins and will have a capacity of 380 thousand m³/day of natural gas, supplying distributors, industries and VNG service stations and planned to cover the São Paulo , Paraná, Goiás and Brasília regions. Of the remaing US$ 13 million, Gaspetro will be responsible for 40% and White Martins for 60%.

The joint venture brings a new technology to Brazil with several benefits such as increased coverage of the interior of the country and the further dissemination of supply. It will also provide natural gas at competitive prices compared with other fuels together with the additional advantage of the fuel's environmentally friendly impact on the environment. The new business will mean a reduction in LPG (liquefied petroleum gas) imports and diesel oil and represents a new alternative for expanding the use of natural gas in the domestic energy matrix, in so doing opening up new markets. Finally, it will facilitate the conversion of light and heavy vehicles to the new fuel as well as generate additional employment (both direct and indirect). In accordance with standard procedures, a request for approval of the joint venture has been filed with CADE (the Brazilian anti-trust agency).

The partnership opens up new horizons for technological innovation and business opportunities . The Liquefied Natural Gas project is one of the new initiatives in Petrobras' Use of Natural Gas Dissemination Program for intensifying and developing the market for this fuel in Brazil .

The liquefaction process involves the cooling of the gas to -160° Celsius, in so doing, its volume being reduced 600 times, facilitating the storage and transport independent of distance.

The distribution of LNG involves supply logistics which are no different from those already employed by White Martins for the sale of other natural gases such as oxygen and nitrogen.

For White Martins, this is a further step forward in the strategy of diversifying its core business, particularly in the natural gas area where it already operates in the production and sale of gas cylinders and kits for conversion to VNG (vehicular natural gas) in cars. The company will also contribute its existing expertise to the joint venture in the production and distribution of cryogenic liquids throughout Brazil.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.